Exhibit 3.5

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

PINECREST INVESTMENT GROUP, INC.

PINECREST INVESTMENT GROUP, INC., a Florida corporation (the "Corporation"), hereby certifies as follows:

1.	The name of the Corporation is PINECREST INVESTMENT GROUP, INC. and its Document Number is P97000076929.

2.	Pursuant to the provisions of section 607.1006 of the Florida Business Corporation Act, the Corporation adopts the following amendments to its Articles of Incorporation:

a. Article I of the Articles of Incorporation is amended to read as follows:

ARTICLE I

Corporate Name and Principal Office

The name of the Corporation is ACOLOGY, INC. and its principal office and mailing address is 912 Maertin Lane. Fullerton: CA 92831.

b. Article IV of the Articles of Incorporation is amended to read as follows:

ARTICLE IV

Capital Stock

The Corporation is authorized to issue six billion (6,000,000.000) shares of common stock, par value $0.00001 per share, and ten million (10,000,000) shares of preferred stock, without par value.

Common Stock

Each share of issued and outstanding common stock shall entitle the holder thereof to one vote on each matter with respect to which shareholders have the right to vote, to fully participate in all shareholder meetings, and to share ratably in the net assets of the corporation upon liquidation or dissolution, but each such share shall be subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

On February 14, 2014, at 5:00 p.m. local time in Tallahassee. Florida (the "Effective Time"), each one thousand (1,000) shares of the Corporation's common stock issued and outstanding immediately prior to the Effective Time shall be combined into one (I) validly issued, fully paid and non-assessable share of common stock, par value $0.0000l per share, without any further action by the Corporation or the holder thereof (the "Reverse Stock Split"). Any fractional share to which a shareholder may be entitled by virtue of the Reverse Stock Split shall be rounded up to a whole share.

Each certificate that immediately prior to the Effective Time represented shares of common stock (an "Old Certificate") shall thereafter represent the number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined at the Effective Time, subject to the rounding up of fractional shares as described above.

Preferred Stock

The preferred stock may be issued in one or more series. The board of directors may determine, in whole or part, the preferences, limitations, and relative rights (within the limits set forth in section 607.0601 of the Florida Business Corporation Act) of each such series in the manner provided by the Florida Business Corporation Act. Such preferences, limitations, and relative rights may include, without limitation:

a.	the annual rate of dividends payable and the date from which such dividends shall accrue;
b.	the amount payable upon a redemption and the manner in which shares may be redeemed;
c.	the amount payable upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation;
d.	the provisions of any sinking fund;
e.	the terms and rates of conversion or exchange, if the shares of such series are convertible or exchangeable; and
f.	the voting rights, if any, of the individual shares of such series and of such series as a whole.
3.	The amendments were adopted in accordance with the provisions of §607.1003, Florida Business Corporation Act by the shareholders on January 14, 2014. The number of votes cast for the amendments by the shareholders was sufficient for approval.
4.	The amendment shall be effective on February 14, 2014, at 5:00 p.m. local time in Tallahassee, Florida.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed this 14th day of January 2014.

PINECREST INVESTMENT GROUP, INC.

By:	/s/ Richard S. Astrom
Richard S. Astrom
President